July 1, 2021

VIA EDGAR

Mr. William Demarest and Mr. Isaac Esquivel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, DC 20549

Re:	DigitalBridge Group, Inc.
Form 10-K for the year ended December 31, 2020
Filed March 1, 2021
File No. 001-37980

Dear Messrs. Demarest and Esquivel:

This letter sets forth the response of DigitalBridge Group, Inc. (the “Company”) to the comment letter received from the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated June 30, 2021, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the Commission on March 1, 2021.

For your convenience, the Staff’s comment set forth in the comment letter has been reproduced in bold with the response immediately following the comment. Unless otherwise indicated, page references in the reproduction of the Staff’s comments refer to the Form 10-K.

Form 10-K for the year ended December 31, 2020
Management’s Annual Report on Internal Control over Financial Reporting, page 94

1.    We note that management evaluated the effectiveness of your internal control over financial reporting using the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that the 2013 COSO framework was applied in the assessment of effectiveness of the Company’s internal control over financial reporting, and that future filings will be revised to indicate the foregoing.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (617) 235-6309.

Sincerely,

/s/ Jacky Wu
Jacky Wu
Executive Vice President and Chief Financial Officer

cc:	Ronald M. Sanders, DigitalBridge Group, Inc.
David W. Bonser, Hogan Lovells US LLP
Abigail C. Smith, Hogan Lovells US LLP